"Exemption No. 82-3998"

Notice to Oslo Stock Exchange

ORKLA

04046487

RECEIVED 2004 NOV 15 P 4:00 OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Terje Andersen, SVP Treasury and Investor Relations, Tel: +47 2254 4419
Rune Helland, VP Investor Relations, Tel: +47 2254 4411

SUPPL

Date: 8 November 2004

ORK – Orkla makes offer for the remaining shares in Chips Abp

Orkla wishes to strengthen its Nordic branded consumer goods operations and is making a cash offer to buy the shares of the other shareholders in the Finnish listed company Chips for EUR 22.85 per share. If the offer is accepted in full, the total cost will be EUR 320 million.

Orkla currently owns 20.4 % of Chips Abp. Orkla also owns 38 % of a company it controls jointly with Chips Abp which includes the snacks businesses in Norway, Sweden and Denmark.

Orkla has entered into an agreement with the largest shareholders in Chips, who have committed themselves to accepting Orkla's offer. These shareholders and Orkla together own 45 % of equity capital and 58 % of the votes. The Board of Directors of Chips will recommend its shareholders to accept the offer.

The most important conditions for Orkla's offer are that an extraordinary general meeting of Chips shareholders remove the restrictions on voting rights in the company's Articles of Association and that Orkla achieves at least 70 % of the votes and equity (including Orkla's own shares), although Orkla may nevertheless complete the offer even though the conditions are not fulfilled. A prospectus will be prepared and the offer period will probably be January 2005.

There will be held a presentation in Norwegian today at Orkla's premises at Skøyen at 9.15 a.m. Norwegian time. There will also be arranged a telephone conference call in English at 3.00 p.m. Norwegian time. Further information can be found at www.orkla.com.

Chips is market leader in the snacks segment in the Nordic region and holds positions in Russia and the Baltic States. In addition to its main products in the snacks segment, Chips also has food manufacturing operations in Sweden and Finland. Operating revenues for the Chips Group

totalled EUR 298 million in 2003 and the operating margin was 11.9 %. The company has achieved good growth in both operating revenues and operating profit in recent years. Chips' strongest brands include Taffel, OLW, KiMs, Polly and Oolannin. The Group has 1,300 employees.